Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX

September 8, 2022

Not for release to US wire services or distribution in the United States

IPERIONX COMPLETES $24M PLACEMENT

IperionX Limited (“IperionX” or “Company”) (NASDAQ: IPX, ASX: IPX) is pleased to announce that it has received commitments to place 30 million shares at an issue price of A$0.80 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$24 million before costs (“Placement”).

The Placement was led by cornerstone investors B. Riley Principal Investments, a wholly owned subsidiary of B. Riley Financial, Inc., and Fidelity International Ltd (“FIL”), a global asset manager. The Company is also pleased that its largest shareholder, Fidelity Management & Research Company (“FMR”), has agreed to subscribe for shares to maintain its pro-rata position, confirming its continued support for the Company. The Placement also included a dedicated sustainability focused investor based in the United States.

Mr. Todd Hannigan, Executive Chairman of IperionX, also plans to participate in the Placement by subscribing for a total of 1,875,000 shares, subject to Shareholder approval.

Proceeds from the Placement will be used to continue the scale-up and commercialization of IperionX’s titanium metal technologies, including capital upgrades to the existing titanium pilot facility, deposits on long lead time equipment for a proposed titanium demonstration facility, and continued research and development activities. IperionX will also continue development of the Company’s critical minerals project located in Tennessee, including a pre-feasibility study, permitting, and continued exploration.

Ord Minnett Limited acted as Lead Manager to the Placement and B. Riley Securities, Inc. acted as financial advisor. The issue price of A$0.80 per share represents a 6.4% discount to the last closing price of A$0.855. As a result of the planned participation by a Director, the Placement will be completed in two tranches as follows:

(a)	28,125,000 shares will be issued on or about September 14, 2022 under Listing Rules 7.1 (14,064,951 shares) and 7.1A (14,060,049 shares); and

(b)	1,875,000 shares will be issued to Mr. Todd Hannigan following shareholder approval. A notice of meeting will be sent to shareholders shortly to approve Mr. Hannigan’s participation.

This press release is not an offer or sale of the securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.

About IperionX

IperionX’s mission is to be the leading developer of low carbon, sustainable, critical material supply chains focused on advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies have the potential to produce titanium products which are sustainable, 100% recyclable, low carbon intensity and at product qualities which exceed current industry standards. The Company also holds a 100% interest in the Titan Project, located in Tennessee, U.S., a very large titanium resource in North America which is also rich in rare earth minerals.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

www.iperionx.com

Corporate Office	Tennessee Office	Salt Lake City Office
129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main St, Camden, TN 38320	1782 W 2300 S, West Valley City, UT 84119

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.